

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via E-mail
Gary O'Flynn
Goff Corp.
President and Chief Executive Officer
9 NOF Commercial Centre Industrial Park
Old Mallow Rd, Cork City, Ireland

> **Re: Goff Corp.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-176509**

Dear Mr. O'Flynn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your document so that it includes the required disclosure of management's discussion and analysis of financial condition and results of operation. In this regard, we note that you have not included a liquidity and capital resources discussion in your document. See Item 303 of Regulation S-K. You should indicate whether your existing capital will allow you to continue your operations over the next 12 months. In this regard, we note that you intend to finance operating costs over the next twelve months with existing cash on hand and loans from directors and or private placements of common stock.

2.   We note that while you report in your filing your date of inception to be July 12, 2010, you state on your Company's website that your Company was incorporated on September 16, 2009. Please advise or revise your document to correct for this inconsistency.

3.   In addition, we note the reference to "Web Roller Door Co." on your website at http://goff-corp.com/about-us.html and Almah Inc... This These entities, however, do not appear to be mentioned in your document. Please advise as to the relationship between these entities and your company, if any, and provide any applicable disclosure regarding any relationship throughout your document as necessary.

Risk Factors, page 5

General

4.   Please revise your document so that you avoid mitigating language in risk factor discussions, such as clauses that begin with "while," "although" or "however." In this regard, we note by way of example the disclosure under the subcaption "Because we have only two officers and directors who have no formal training…" on page 6 where you state "However, because of the small size of our expected operations…." For guidance, see Staff Observations in the Review of Smaller Reporting Company IPOs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

5.   It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers. In this regard, we refer to your disclosure under the caption "Where You Can Find More Information" where you state upon your common stock becoming registered under the Exchange Act you will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

6.   It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

Interests of Names Experts and Counsel, page 14

7.   We note you state in this section that the financial statements included in the prospectus have been audited by Chang G. Park, CPA. However, the audit report on page F-1 and auditor consent indicate that your financial statements have been audited by Sadler, Gibb & Associates, LLC. Please revise accordingly.

Description of Business, page 14

8.   We note that you have begun development of your website as of the date of your initial filing. Please update your business description to disclose the status of the development of your website as of the date of your amended filing.

9.   We note that you filed a supply agreement as exhibit 10.1 to this registration statement. Please briefly explain the significance of this agreement in this section of your document.

Directors, Executive Officers, Promoters and Control Persons

Biographical Information, page 20

10.   Please revise your document to expand the disclosure regarding the past five years of Mr. Corkery's employment history. For example, you should identify Mr. Corkery's employers during this period and describe in greater detail his job responsibilities with each of these employers. See Item 401 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 22

11.   We note that the disclosure you have provided in this section is as of October 31, 2010. Please revise this section to provide the disclosure required by Item 403 of Regulation S-K as of a more recent practicable date.

Certain Relationships, Related Transactions and Director Independence, page 23

12.   Please describe for us in greater detail the timeline regarding the share purchases by Mr. O'Flynn and Mr. Corkery. In this regard, we note that while you report that Mr. O'Flynn has been your chief executive officer and director since July 12, 2010 (your date of inception), he did not purchase his 4 million shares until December 8, 2010. Please describe for us in greater detail the transactions by which Mr. O'Flynn and Mr. Corkery came to acquire their shares. You should identify the sellers of such shares, if any, and all relationships such sellers had with your company at the time of the sale of the shares to Mr. O'Flynn and Mr. Corkery.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Gary O'Flynn
Goff Corp.
September 23, 2011
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551- 3482 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Lawrence W. Horwitz, Esq.
        Horwitz, Cron & Armstrong, LLP